

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2019

William H. Collier
President and Chief Executive Officer
Arbutus Biopharma Corp
701 Veterans Circle
Warminster, Pennsylvania 18974

> **Re: Arbutus Biopharma Corp**
> **Registration Statement on Form S-3**
> **Filed December 23, 2019**
> **File No. 333-235674**

Dear Mr. Collier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven J. Abrams